March 4, 2025

Eugene Woychyshyn
Chief Financial Officer
NXT Energy Solutions Inc.
3320 - 17th Avenue SW, Suite 302
Calgary, Alberta, T3E 0B4
Canada

       Re: NXT Energy Solutions Inc.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed April 26, 2024
           File No. 000-24027
Dear Eugene Woychyshyn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation